Exhibit 99.1

Press Release

RedHill Biopharma Reports that Opaganib Mechanism Not
Impacted by Viral Spike-Protein Mutations, Including
Omicron Mutations

Unique Mode of Action
Opaganib works by targeting the human host cell rather than the virus itself and is therefore not expected to be impacted by spike protein mutations, providing a strong rationale for its potential to address the Omicron SARS-CoV-2 variant, as well as other variants of concern
--
Regulatory update
Opaganib global Phase 2/3 data packages submitted to European EMA, with initial feedback expected by end of year, to the U.S. FDA with initial feedback expected in January, and to the UK
MHRA, with other countries lined up
--
A number of pending grant applications in the U.S. and abroad with both government bodies and non-government entities
--
Opaganib designed for underserved hospitalized patient population with advanced disease;
Opaganib treatment initiated a median of 11 days from symptom onset in the Phase 2/3 global study, compared to the limited 3-5-day from symptom onset scope of the Pfizer & Merck pills
--
RHB-107, RedHill’s other oral COVID-19 drug candidate, expected to deliver top-line data in
Q1/2022 from Part A of its Phase 2/3 study in non-hospitalized patients in the U.S. and South
Africa; RHB-107 also not expected to be impacted by spike protein mutations

TEL AVIV, Israel and RALEIGH, NC, December 6, 2021, RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today announced that because opaganib’s1 proposed mechanism of action is not impacted by spike protein mutations, opaganib is expected to be unaffected by mutations associated with Omicron and other known variants of concern. The Company also provided an update on the status of its regulatory submissions for opaganib.

Increased hospitalizations in South Africa due to Omicron highlight the urgent need for drugs aimed at moderately severe COVID-19 patients with pneumonia requiring hospital treatment. By focusing on this large group of patients, opaganib, if approved, would target an entirely different and sicker patient population than the Pfizer and Merck oral drug candidates, which showed benefit only in non-hospitalized patients at the earliest stages of symptomatic infection.

Opaganib acts independently of mutations to the viral spike protein. We believe that its unique proposed mechanism of action - targeting a protein in the human cell required by the virus for replication rather than the virus itself - holds significant potential versus Omicron and other existing and emerging variants with mutations to the spike protein. Extensive clinical and non-clinical data support the rationale for accelerating this program, including clinical data from Phase 2 and Phase 2/3 studies, compassionate use experience and strong inhibition against variants of concern, including Delta.

“Omicron is just another reminder that COVID-19 is an endemic virus at this point, and it is not going away. The evolution of this virus will continue as long as it circulates, and we will need to continue to tweak our vaccines and monoclonal antibodies in order to respond to new variants as they arise. Most importantly, this underscores the need for safe and effective anti-viral therapies that will continue to work no matter which variants present themselves. It is vital that focus, time and resources are given to the development of anti-viral therapies that can effectively treat those COVID-19 high risk patients, preferably without concern for variants and mutations,” said Kevin Winthrop, MD, MPH, Professor of Infectious Diseases at Oregon Health & Science University. “The post-hoc data from the opaganib Phase 2/3 study in moderate and severe COVID-19 patients is intriguing and suggests the possibility that opaganib might prove itself as an effective anti-viral in this setting. In a subpopulation of patients defined as moderately severe based on their level of baseline oxygen supplementation, mortality was 62% lower in those using opaganib (16% placebo Vs. 6% opaganib). The results suggest a sub-group of patients who would likely benefit from this therapy, and they highlight the need for additional studies in the development of this therapy.”

Regulatory & Development Update:
Given the promising clinical results to-date in the moderately severe hospitalized patient population in a large subpopulation analysis of the global Phase 2/3 study, RedHill is vigorously pursuing the development program for opaganib:

•
Submitted data packages to the U.S. FDA, the European Medicines Agency (EMA) and the UK (MHRA) actively seeking scientific advice on the potential path towards approval of opaganib. The EMA has indicated a rapid procedure timeline, and we expect their advice by end of the year, with preliminary feedback from the FDA expected in January 2022.

•	Pursuing submission in other countries including South Africa, Russia, Israel, Switzerland, India, Brazil and Colombia.

•
Discussions and preparation ongoing for a confirmatory study with opaganib in the targeted moderately severe hospitalized patient group, engaging with the FDA, other regulatory bodies as well as other government agencies on the need to further accelerate development of much needed therapeutics, such as opaganib and RHB-107, against Omicron and emerging variants.

•	A number of pending grant applications in the U.S. and abroad with both government bodies and non-government entities.

“Both opaganib and RHB-107 have unique human cell-targeted mechanisms of action that act independently of mutations at the spike protein. Given the gravity of the threat presented by Omicron, and the likely emergence of other variants, RedHill is pursuing development of these two promising COVID-19 pills as quickly and diligently as possible. We have extensive safety data and, in the case of opaganib, an apparent clinical benefit in reducing mortality, getting patients back onto room air and getting them out of hospital faster,” said Gilead Raday, RedHill’s Head of R&D “Importantly, opaganib benefited a population of hospitalized patients in moderately severe condition with treatment being initiated a median of 11 days from the onset of symptoms in our Phase 2/3 global study. This distinguishes opaganib as a potential game-changer for advanced COVID-19 patients who are at a significant risk of dying from their condition and already well beyond the 3-5-day from symptom onset scope offered by the Pfizer and Merck anti-viral pills.”

Unique Opaganib Proposed Mechanism of Action:
Opaganib is a sphingosine kinase-2 (SK2) inhibitor, a promising and differentiated approach that targets the SK2 human host cell factor rather than the virus itself, working independently of spike protein mutations, such as those associated with Omicron and emerging variants of concern. SARS-CoV-2, the virus which causes COVID-19 disease, is a positive-sense single-stranded RNA (+ssRNA) virus, which account for more than one-third of all known virus genera. These viruses use host factors in various steps of viral infection, such as cell entry and replication - SK2 is one such factor, potentially making it a broad-spectrum antiviral target. SK2 is also active in the modulation of certain pro-inflammatory cytokines, with in vivo studies demonstrating opaganib’s potential to ameliorate inflammatory lung disorders and decrease renal fibrosis by reduction of IL-6 and TNF-alpha levels in bronchoalveolar lavage fluids. Thus, inhibition of SK2 may deliver a 2-pronged antiviral and anti-inflammatory effect – a highly desirable mechanism in the case of COVID-19. Moreover, opaganib’s targeting of SK2 and not the virus itself, means it is expected to uphold antiviral activity irrespective of the worrisome mutations in the SARS-CoV-2 spike protein and the emergence of new strains, such as Omicron, which may be evasive of direct antiviral antibodies and vaccines.

RHB-107 Mode of Action and Development Status
RHB-1072, RedHill’s other oral COVID-19 drug candidate, is a once-daily oral capsule, given early in the course of the disease, to outpatients. It targets Serine Proteases, which are human enzymes that are involved in facilitating the entry of SARS-CoV-2 into target cells. The cleaving of the spike protein by these host human serine proteases, is a necessary step in viral attachment and entry into the cells, which is independent of the mutations observed in the Omicron variant that are altering the spike-protein antigenic properties.

RHB-107 is currently being evaluated in a Phase 2/3 study in non-hospitalized COVID-19 patients in the U.S. and in South Africa. Recruitment for part A of the study has been completed and top-line results are expected in the first quarter of 2022.

About Opaganib (ABC294640)
Opaganib, a new chemical entity, is a proprietary, first-in-class, orally-administered, sphingosine kinase-2 (SK2) selective inhibitor, with proposed dual anti-inflammatory and antiviral activity. Opaganib is host-targeted and is expected to be effective against emerging viral variants, having already demonstrated strong inhibition against variants of concern, including Delta. Opaganib has also shown anticancer activity and positive preclinical results in renal fibrosis, and also has the potential to target multiple oncology, viral, inflammatory, and gastrointestinal indications.

Opaganib previously delivered positive U.S. Phase 2 data in patients with moderate to severe COVID-19, submitted for peer review and recently published in medRxiv.

Opaganib has also received Orphan Drug designation from the U.S. FDA for the treatment of cholangiocarcinoma and is being evaluated in a Phase 2a study in advanced cholangiocarcinoma and in a Phase 2 study in prostate cancer. Patient accrual, treatment and analysis in this study are ongoing.

Opaganib demonstrated potent antiviral activity against SARS-CoV-2, the virus that causes COVID-19, inhibiting viral replication of all SARS-CoV-2 variants tested to date in an in vitro model of human lung bronchial tissue. Additionally, preclinical in vivo studies have demonstrated opaganib’s potential to ameliorate inflammatory lung disorders, such as pneumonia, have demonstrated opaganib’s potential to decrease renal fibrosis and have shown decreased fatality rates from influenza virus infection and amelioration of Pseudomonas aeruginosa-induced lung injury by reducing the levels of IL-6 and TNF-alpha in bronchoalveolar lavage fluids3.

The ongoing clinical studies with opaganib are registered on www.ClinicalTrials.gov, a web-based service by the U.S. National Institute of Health, which provides public access to information on publicly and privately supported clinical studies.

The top-line results from the Company's Phase 2/3 study with opaganib are preliminary in nature. The Company intends to further examine the data from this study in greater detail, along with all the information gathered during this study, including all safety, and secondary outcome measures. Such analysis may result in findings which are new or inconsistent with the top-line data disclosed in this release. As such, investors should not rely on the analyses reported in this release as the final definitive results of the study.

About RHB-107 (upamostat)
RHB-107 is a proprietary, first-in-class, orally-administered antiviral, that targets human serine proteases involved in preparing the spike protein for viral entry into target cells. RHB-107 targets human cell factors involved in preparing the spike protein for viral entry into target cells and is therefore expected to be effective against emerging viral variants with mutations in the spike protein. RHB-107 is being evaluated in a Phase 2/3 study, in the U.S. and South Africa, for treatment of patients with symptomatic COVID-19 who do not require inpatient care. In addition, RHB-107 inhibits several proteases targeting cancer and inflammatory gastrointestinal disease. RHB-107 has undergone several Phase 1 studies and two Phase 2 studies, demonstrating its clinical safety profile in approximately 200 patients. RedHill acquired the exclusive worldwide rights to RHB-107, excluding China, Hong Kong, Taiwan and Macao, from Germany’s Heidelberg Pharmaceuticals (FSE: HPHA) (formerly WILEX AG) for all indications.

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal and infectious diseases. RedHill promotes the gastrointestinal drugs, Movantik® for opioid-induced constipation in adults4, Talicia® for the treatment of Helicobacter pylori (H. pylori) infection in adults5, and Aemcolo® for the treatment of travelers’ diarrhea in adults6. RedHill’s key clinical late-stage development programs include: (i) RHB-204, with an ongoing Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) disease; (ii) opaganib (ABC294640), a first-in-class oral SK2 selective inhibitor targeting multiple indications with a Phase 2/3 program for COVID-19 and Phase 2 studies for prostate cancer and cholangiocarcinoma ongoing; (iii) RHB-107 (upamostat), an oral serine protease inhibitor in a U.S. Phase 2/3 study as treatment for symptomatic COVID-19, and targeting multiple other cancer and inflammatory gastrointestinal diseases; (iv) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; (v) RHB-102 , with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; and (vi) RHB-106, an encapsulated bowel preparation. More information about the Company is available at www.redhillbio.com/ twitter.com/RedHillBio.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, the risk of a regulatory feedback regarding the Phase 2/3 data packages submitted to the regulatory authorities, the risk of a delay in top-line data from Part A of the Phase 2/3 study of once-daily oral RHB-107 in non-hospitalized patients with symptomatic COVID-19, the risk that further analysis of the top-line results of the Phase 2/3 COVID-19 study for opaganib results in findings inconsistent with the data disclosed in this release; that no further COVID-19 studies for opaganib will be commenced, and if commenced, may not be successful, including with respect to moderately severe COVID-19  and patients in earlier stages of COVID-19 on low flow oxygen support; that any additional studies for opaganib in COVID-19 patients, even if successful, will not be sufficient for regulatory applications, including emergency use or marketing applications, that the Phase 2/3 COVID-19 study for RHB-107 may not be successful and, even if successful, such studies and results may not be sufficient for regulatory applications, including emergency use or marketing applications, and that additional COVID-19 studies for opaganib and RHB-107 will be required by regulatory authorities to support such potential applications and the use or marketing of opaganib or RHB-107 for COVID-19 patients, that opaganib and RHB-107 will not be effective against emerging viral variants, as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates and Talicia®; (v) the Company’s ability to successfully commercialize and promote Movantik®, Talicia® and Aemcolo®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build and sustain its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and commercial products and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse events using investigative drugs under the Company's Expanded Access Program; and (xiv) competition from other companies and technologies within the Company’s industry. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on March 18, 2021. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact: Adi Frish Chief Corporate & Business Development Officer RedHill Biopharma +972-54-6543-112 adi@redhillbio.com	Media contacts: U.S.: Bryan Gibbs, Finn Partners +1 212 529 2236 bryan.gibbs@finnpartners.com UK: Amber Fennell, Consilium +44 (0) 7739 658 783 fennell@consilium-comms.com

Category: R&D

1 Opaganib is an investigational new drug, not available for commercial distribution.
2 RHB-107 is an investigational new drug, not available for commercial distribution.
3 Xia C. et al. Transient inhibition of sphingosine kinases confers protection to influenza A virus infected mice. Antiviral Res. 2018 Oct; 158:171-177. Ebenezer DL et al. Pseudomonas aeruginosa stimulates nuclear sphingosine-1-phosphate generation and epigenetic regulation of lung inflammatory injury. Thorax. 2019 Jun;74(6):579-591.
4 Full prescribing information for Movantik® (naloxegol) is available at: www.Movantik.com.
5 Full prescribing information for Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is available at: www.Talicia.com.
6 Full prescribing information for Aemcolo® (rifamycin) is available at: www.Aemcolo.com.